Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
The following document was distributed to employees of Pulte Homes, Inc. and employees of Centex Corporation.
June 2, 2009
Fellow Employees of Pulte Homes and Centex:
In working through the early stages of the integration planning process, I have gained an even greater appreciation for the power of this merger. I can clearly see the potential to dramatically change the industry landscape and create a homebuilding operation that consistently delivers unmatched quality, value and service to our customers, while creating expanded career opportunities for our employees.
As Richard and Tim outlined in last week’s email, we are continuing to make excellent progress in mapping out what the combined companies will look like after the merger is complete. Homebuilding operations will be aligned within six geographic areas, each headed by an Area President. The six Area Presidents and their respective regions are as follow:
•	Casey Hill, Southeast: Charlotte, Raleigh, South Carolina Coastal, Georgia, Tennessee
•	Harmon Smith, Gulf Coast: Dallas/Ft. Worth, San Antonio, Central Texas, Houston, North Florida, Central Florida, South Florida
•	Patrick Beirne, Midwest: Michigan, Cleveland, Indianapolis, Illinois, Minnesota, St. Louis, Colorado
•	John Chadwick, Southwest: New Mexico, Las Vegas, Phoenix — East, Phoenix — West, Tucson
•	Steve Kalmbach, West: Pacific Northwest, Sacramento/Reno, Bay Area/ Central Valley, Southern California
•	Decision Pending, Northeast: New England, Metro New York and New Jersey, Delaware Valley, D.C. Metro
The areas were assembled based on several criteria, including the aggregate size of the homebuilding assets and overall geographic span associated with those assets. A map showing a breakdown of the regions will be posted on each company’s internal website, along with a copy of this letter.
In addition to these six Area Presidents, Tony Koblinski has been named Vice President of Homebuilding Operations. We are also in the process of filling the position of Vice President Strategy and Program Management, and will look to announce this in the near future. Where possible, individuals not selected for these named roles may be considered for other opportunities within the combined organization.
From now until the merger close, and in some cases beyond, the outgoing leaders will continue to be active partners in our organization. On behalf of Richard, Tim and me, we sincerely thank those departing who have contributed so significantly to their respective organizations and for their leadership as we integrate the two companies.
Over the coming days and weeks, the Area Presidents will be building their staffs. We have a defined process for identifying, evaluating and selecting individuals from both organizations to staff the various teams. Let me state what we know, but are always reluctant to say...it is a reality that any merger results in duplicate jobs, some of which will be eliminated. Where possible, we will try to find other opportunities that may be appropriate. Failing that, we are committed to treating each individual with respect and will offer severance to eligible employees.
The homebuilding industry has experienced unprecedented pressure over the past two years, but Pulte Homes and Centex have remained industry leaders throughout this period because of your hard work and commitment. We ask that you continue to bring this passion each day and remain focused on serving our customers. It is easy to get distracted during a merger, but we can’t allow that to happen.
Merging two companies is never easy, but I see the talent and drive within our organizations to turn the potential of this merger into a powerful business reality. I want to thank each of you for your contributions which have put Pulte Homes and Centex on the verge of this historic combination. We will provide additional updates throughout this process and will do our best to answer questions as we can. Should you have questions, please speak with your manager or submit them through the merger integration section on TeamCentex (for Centex employees) or send an email to corporate.communications@pulte.com (for Pulte employees).
Sincerely,
Steve Petruska
Executive Vice President and
Chief Operating Officer
Pulte Homes
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.